           File No. 70-8803



CERTIFICATE OF NOTIFICATION

(Rule 24)

SECURITIES AND EXCHANGE COMMISSION

BY

NEES Energy, Inc.




     In accordance with the order of the Securities and Exchange Commission dated May 23, 1996, the following is a report for the fourth quarter of 1999:


     1.NEES Energy, Inc. (NEES Energy), a Massachusetts Corporation, was formed on June 14, 1996. The corporation was capitalized on August 9, 1996 when one thousand shares of NEES Energy common stock were issued and sold to New England Electric System (NEES).


     2.As of December 31, 1999, NEES had purchased 1,000 shares of NEES Energy common stock and made subordinated loans and other paid-in capital contributions to NEES Energy totaling $202,917,000 and $10,655,000, respectively.


     3.As of December 31, 1999, NEES Energy had no permanent personnel and during the fourth quarter of 1999 there were no individuals assigned on a substantially full-time basis.


     4.During the fourth quarter of 1999, NEES Energy had no kilowatt hours sold or marketed.


     5.Attached in Exhibits A through C are a consolidated balance sheet as of December 31, 1999, consolidated income statements and statements of cash flows for the quarter and twelve months ended December 31, 1999.

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-8803) to be signed on its behalf by the undersigned officer thereunto duly authorized.




                              By:  s/ John G. Cochrane
                                 ___________________________
                                  John G. Cochrane
                                  Treasurer


Date: February 29, 2000